Exhibit 99.2

Schedule II

VULCAN INTERNATIONAL CORPORATION AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

	2004	2003	2002

The following reserve is deducted in the balance sheet from the asset to which it applies

Reserve for Doubtful Accounts Receivable:
Balance at Beginning of Period	$124,172	127,435	91,367

Additions:
(1) Charged to costs and expenses	5,906	11,928	48,000
(2) Charged to Other Accounts	-	-	-

Deductions:
Write off of bad debts	22,664	15,191	11,932

Balance at End of Period	$107,414	124,172	127,435